# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lincoln Bain Capital Total Credit Fund, CIK 0002054992
CUSIP: 53287N300, 53287N102, 53287N201, 53287N409
Title of class of securities: Class I, Class A, Class D and Class IS shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0001464867
Persons authorized to receive notices and communications: Samuel K. Goldstein, Esq., 150 N. Radnor Chester Road, Radnor, Pennsylvania (PA), 19087-5221, (484) 583-8711

## Reporting persons
- Lincoln National Corporation (CIK 0000059558): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 5,273,205.79; sole dispositive power 0; shared dispositive power 5,273,205.79; aggregate amount beneficially owned 5,273,205.79 (15.94% of the class)
  Comment: EXPLANATORY NOTE
  
  This Amendment No. 2 (this "Amendment") amends and supplements certain of the information included in the Schedule 13D relating to the Shares filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 20, 2026 (the "Initial 13D" and as amended by this Amendment, this "Schedule 13D") as amended by Amendment No. 1, filed on May 18, 2026. Capitalized terms not otherwise defined herein have the meanings given to them in the Initial 13D. Except as otherwise provided herein, the information set forth in the Initial 13D remains unchanged.
  
  Items 8, 10, 11, and 13: The Lincoln National Life Insurance Company, an Indiana corporation ("LNL"), directly owns the following shares of beneficial interests in the Issuer: 5,270,047.60 Class I shares of beneficial interests ("Class I Shares"), 1,050.74 Class A shares of beneficial interests ("Class A Shares"), 1,052.94 Class D shares of beneficial interests ("Class D Shares"), and 1,054.51 Class IS shares of beneficial interests ("Class IS Shares" and, together with the Class I Shares, Class A Shares and Class D Shares, the "Shares"). Based on information provided by the Issuer as of the date of this Schedule 13D filing, LNL owns 15.93% of the Class I Shares outstanding, 100% of the Class A Shares outstanding, 100% of the Class D Shares outstanding, and 100% of the Class IS Shares outstanding. LNL is a wholly owned subsidiary of its parent holding company, Lincoln National Corporation, an Indiana corporation ("LNC"), which may be deemed to be an indirect beneficial owner of the reported securities.
- The Lincoln National Life Insurance Company (CIK 0000726865): type of reporting person: insurance company (IC); citizenship or place of organization: Indiana (IN); source of funds: working capital (WC); sole voting power 0; shared voting power 5,273,205.79; sole dispositive power 0; shared dispositive power 5,273,205.79; aggregate amount beneficially owned 5,273,205.79 (15.94% of the class)
  Comment: Items 8, 10, 11, and 13: LNL directly owns the following shares of beneficial interests in the Issuer: 5,270,047.60 Class I Shares, 1,050.74 Class A Shares, 1,052.94 Class D Shares and 1,054.51 Class IS Shares. Based on information provided by the Issuer as of the date of this Schedule 13D filing, LNL owns 15.93% of the Class I Shares outstanding, 100% of the Class A Shares outstanding, 100% of the Class D Shares outstanding, and 100% of the Class IS Shares outstanding. LNL is a wholly owned subsidiary of its parent holding company, LNC, which may be deemed to be an indirect beneficial owner of the reported securities.
- Lincoln Financial Investments Corporation (CIK 0001464867): type of reporting person: investment adviser (IA); citizenship or place of organization: Tennessee (TN); source of funds: other (OO); sole voting power 0; shared voting power 22,544,866.82; sole dispositive power 0; shared dispositive power 22,544,866.82; aggregate amount beneficially owned 22,544,866.82 (68.14% of the class)
  Comment: Items 8, 10, and 11: These Class I Shares are owned directly by certain series of the Lincoln Variable Insurance Products Trust (the "Trust"), an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Lincoln Financial Investments Corporation ("LFI" and together with LNL and LNC, the "Reporting Persons"), a registered investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to each such series of the Trust, and may be deemed to have beneficial ownership of the Class I Shares reported herein as being directly by each such series of the Trust.
  
  Item 13: Percent of class calculated based on 33,084,962.00 Class I Shares outstanding as of the date of this Schedule 13D filing.

## Item 1. Security and Issuer
Title of class of securities: Class I, Class A, Class D and Class IS shares of beneficial interest, no par value per share
Name of issuer: Lincoln Bain Capital Total Credit Fund
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Initial 13D is hereby amended and supplemented as follows:

On June 05, 2026, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares of the Issuer automatically, and without investment discretion, pursuant to the Issuer's dividend reinvestment plan at a price per share of $10.19 in the amounts and for the aggregate purchase price as set forth below:
Shares acquired Aggregate purchase price
1: LVIP Global Growth Allocation Managed Risk Fund: 55,779.50 $567,277.50
2: LVIP Global Moderate Allocation Managed Risk Fund: 47,529.16 $483,371.51
3: LVIP U.S. Growth Allocation Managed Risk Fund: 19,655.93 $199,900.83
4: LVIP Global Conservative Allocation Managed Risk Fund: 9,306.44 $94,646.44
5: LVIP Global Aggressive Growth Allocation Managed Risk Fund: 2,696.69 $27,425.34
6: LVIP U.S. Aggressive Growth Allocation Managed Risk Fund: 1,943.79 $19,768.33

On June 05, 2026, LNL acquired Class A Shares of the Issuer automatically, and without investment discretion, pursuant to the Issuer's dividend reinvestment plan at a price per share of $9.78 and for the aggregate purchase price of $65.14.

On June 05, 2026, LNL acquired Class D Shares of the Issuer automatically, and without investment discretion, pursuant to the Issuer's dividend reinvestment plan at a price per share of $9.79 and for the aggregate purchase price of $68.44.

On June 05, 2026, LNL acquired Class I Shares of the Issuer automatically, and without investment discretion, pursuant to the Issuer's dividend reinvestment plan at a price per share of $10.17 and for the aggregate purchase price of $365,227.50.

On June 05, 2026, LNL acquired Class IS Shares of the Issuer automatically, and without investment discretion, pursuant to the Issuer's dividend reinvestment plan at a price per share of $9.79 and for the aggregate purchase price of $70.80.

On June 17, 2026, the following series of the Trust, for which LFI acts as investment adviser, acquired Class I Shares from the working capital of the Issuer at the purchase price per share of $10.19 in the amounts and at the aggregate purchase price as set forth below:

Shares acquired Aggregate purchase price
1: LVIP Global Growth Allocation Managed Risk Fund: 938,658.10 $9,564,926.01
2: LVIP Global Moderate Allocation Managed Risk Fund: 926,618.00 $9,442,237.40
3: LVIP U.S. Growth Allocation Managed Risk Fund: 330,482.95 $3,367,621.27
4: LVIP Global Conservative Allocation Managed Risk Fund: 257,626.63 $2,625,215.32

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of the Initial 13D is hereby amended and restated as follows:

The information set forth in Item 3 is incorporated herein by reference. Except as described in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A, has effected any transaction in the Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information included in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated April 15, 2026 among the Reporting Persons to the Initial 13D filed on April 20, 2026 is incorporated herein by reference.

Exhibit 2: Investment Management Agreement dated February 28, 2025, between the Issuer and LFI (Exhibit 25(g)(1) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 11, 2025 and incorporated herein by reference).

Exhibit 3: Sub-Advisory Agreement dated March 4, 2025, among the Issuer, LFI and BCSF Advisors, LP (Exhibit 25(g)(2) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 11, 2025 and incorporated herein by reference).

Exhibit 4: Amended and Restated Expense Limitation Agreement dated August 15, 2025, between the Issuer and LFI (Exhibit 25(k)(4) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on September 2, 2025 and incorporated herein by reference).

Exhibit 5: Management Fee Waiver Agreement dated January 9, 2026, between the Issuer and LFI (Exhibit 25(k)(5) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on January 29, 2026 and incorporated herein by reference).

Exhibit 6: Amended and Restated Administration Agreement dated August 1, 2025, between the Issuer and LNL (Exhibit 25(k)(1) to the Issuer's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on July 11, 2025 and incorporated herein by reference).

## Signatures
- Lincoln National Corporation: /s/Gordon Huellmantel, Gordon Huellmantel (06/22/2026)
- The Lincoln National Life Insurance Company: /s/Gordon Huellmantel, Gordon Huellmantel (06/22/2026)
- Lincoln Financial Investments Corporation: /s/Gordon Huellmantel, Gordon Huellmantel (06/22/2026)